Exhibit 99.1

Investor Contact:                         Media Contact:
Nicole Vattimo                            Dana Grosser
SEI    SEI
+1 610-676-4385                        +1 610-676-2459
nvattimo@seic.com                         dgrosser@seic.com
Pages:        8

FOR IMMEDIATE RELEASE

SEI REPORTS FIRST-QUARTER 2014 FINANCIAL RESULTS
SEI Approves Increase In Stock Repurchase Program

OAKS, Pa., April 23, 2014 -- SEI Investments Company (NASDAQ:SEIC) today announced financial results for the first-quarter 2014. Diluted earnings per share were $.43 in first-quarter 2014 compared to $.41 in first-quarter 2013. Diluted earnings per share reflect pre-tax gains of $5.6 million, or $.02 per share, and $22.1 million, or $.08 per share, from the sale of SEI Asset Korea, in the first-quarter 2014 and 2013, respectively.

In addition, on Tuesday, April 22, 2014, SEI's Board of Directors approved an increase in its stock repurchase program by an additional $200 million, increasing the available authorization under the program to approximately $212 million.

Consolidated Overview	For the Three Months Ended March 31,
(In thousands, except earnings per share)
	2014	2013	%

Revenues	$302,386	$271,879	11%
Net income attributable to SEI	74,820	71,920	4%
Diluted earnings per share	$0.43	$0.41	5%
"First quarter results reflect continued progress across our company both in terms of financial results and the expanding market acceptance of our solutions," said Alfred P. West, Jr., SEI Chairman and CEO. “The continued implementation of our integrated business solutions contributed to increased assets under administration and assets under management during the quarter.

"These results reinforce our commitment to the implementation of SEI's long-term market strategies. We continue to invest in solutions we feel position us well for long-term success, sustainable growth, and increased shareholder value."

Summary of First-Quarter Results by Business Segment

(In thousands)	For the Three Months Ended March 31,
	2014	2013	%
Private Banks:
Revenues	$105,179	$98,746	7%
Expenses	100,190	96,298	4%
Operating Profit	4,989	2,448	104%
Gain on sale of subsidiary	5,582	22,112	NM
Total Profit	10,571	24,560	NM
Operating Margin (A)	5%	2%

Investment Advisors:
Revenues	66,424	55,191	20%
Expenses	34,577	31,625	9%
Operating Profit	31,847	23,566	35%
Operating Margin	48%	43%

Institutional Investors:
Revenues	68,657	63,162	9%
Expenses	34,095	31,509	8%
Operating Profit	34,562	31,653	9%
Operating Margin	50%	50%

Investment Managers:
Revenues	61,008	53,820	13%
Expenses	39,184	35,162	11%
Operating Profit	21,824	18,658	17%
Operating Margin	36%	35%

Investments in New Businesses:
Revenues	1,118	960	16%
Expenses	4,249	3,738	14%
Operating Loss	(3,131)	(2,778)	NM

Totals:
Revenues	$302,386	$271,879	11%
Expenses	212,295	198,332	7%
Corporate overhead expenses	11,699	13,794	(15)%
Noncontrolling interest reflected in segments	—	(289)	NM
Income from operations	$78,392	$60,042	31%

(A) Percentages determined exclusive of gain on sale of subsidiary.

First-Quarter Business Highlights:

•
Revenues increased in first-quarter 2014 as compared to both first-quarter 2013 and fourth-quarter 2013. Revenue growth was primarily driven by higher Asset management, administration, and distribution fees from market appreciation and improved cash flows from new and existing clients.

•
Sales events, net of client losses, during first-quarter 2014 totaled approximately $23.1 million and are expected to generate net annualized recurring revenues of approximately $21.9 million when contract values are fully realized.

•
Our average assets under management, excluding LSV, increased $12.6 billion, or nine percent, to $157.6 billion in the first-quarter 2014, as compared to $145.0 billion during the first-quarter 2013, and increased $5.9 billion, or four percent, as compared to $151.7 billion during the fourth-quarter 2013. Average asset balances for the first-quarter 2013 include $7.0 billion in assets related to SEI Asset Korea (SEI AK), which was sold in first-quarter 2013 (see attached Ending and Average Asset Balances schedules for further details).

•
Our average assets under administration increased $60.1 billion, or 22 percent, to $336.0 billion in the first-quarter 2014, as compared to $275.9 billion during the first-quarter 2013, and increased $18.2 billion, or six percent, as compared to $317.8 billion during the fourth-quarter 2013 (see attached Ending and Average Asset Balances schedules for further details).

•
We recorded pre-tax gains of $5.6 million, or $.02 diluted earnings per share, and $22.1 million, or $.08 diluted earnings per share, from the sale of SEI AK in first-quarter 2014 and 2013, respectively. The operating results of SEI AK were included in the Private Banks business segment.

•
Income from LSV increased in first-quarter 2014 to $32.2 million as compared to $27.8 million in first-quarter 2013 due to an increase in assets under management from market appreciation and an increase in performance fees earned by LSV. Our ownership interest in LSV was approximately 39.3 percent in first-quarter 2014 and 39.8 percent in first-quarter 2013.

•
Amortization expense related to capitalized software increased to $9.2 million during the first-quarter 2014 as compared to $8.2 million during the first-quarter 2013 due to continued releases of the SEI Wealth PlatformSM.

•
The effective tax rates were 35.9 percent in first-quarter 2014, 34.9 percent in first-quarter 2013, and 35.2 percent in fourth-quarter 2013. Due to the expiration of the research and development tax credit on December 31, 2013, the first-quarter 2014 tax rate reflects no benefit for the tax credit, whereas the first-quarter 2013 tax rate reflects the benefit for 2012 and 2013. The increase in our tax rate was partially offset by an increase in the portion of pre-tax income in certain foreign jurisdictions which is taxed at a lower rate during the first-quarter 2014.

•	In first-quarter 2014, we repurchased 2.0 million shares of our common stock for $69.0 million.

Earnings Conference Call
A conference call to review earnings is scheduled for 1:00 p.m. ET on April 23, 2014. Investors may listen to the call at www.seic.com/investors. The call may also be accessed at the financial services sections of numerous web sites, including Google Finance and Yahoo Finance. Investors may also listen to replays at these web sites, or by telephone at (USA) 1-800-475-6701; (International) 320-365-3844, access code 324787.

About SEI
SEI (NASDAQ:SEIC) is a leading global provider of investment processing, investment management, and investment operations solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of March 31, 2014, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages or administers $582 billion in mutual fund and pooled or separately managed assets, including $239 billion in assets under management and $343 billion in client assets under administration. For more information, visit www.seic.com.

Many of the statements in this release may be considered “forward looking statements” and include discussions about future operations, strategies and financial results. Forward-looking statements are based upon estimates and assumptions that involve risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. We have no obligation to publicly update or revise any forward-looking statements.

SEI INVESTMENTS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2014	2013

Asset management, admin. and distribution fees	$225,071	$198,633
Information processing and software servicing fees	69,178	64,532
Transaction–based and trade execution fees	8,137	8,714

Total revenues	302,386	271,879

Subadvisory, distribution and other asset mgmt costs	34,012	27,934
Software royalties and other information processing costs	8,553	7,487
Brokerage commissions	5,979	6,512
Compensation, benefits and other personnel	94,424	88,610
Stock-based compensation	2,823	5,293
Consulting, outsourcing and professional fees	34,933	31,849
Data processing and computer related	12,620	12,058
Facilities, supplies and other costs	15,852	18,148
Amortization	9,214	8,242
Depreciation	5,584	5,704

Total expenses	223,994	211,837

Income from operations	78,392	60,042

Net gain on investments	136	280
Interest and dividend income	777	1,053
Interest expense	(113)	(113)
Equity in earnings of unconsolidated affiliates	31,891	27,588
Gain on sale of subsidiary	5,582	22,112

Income before income taxes	116,665	110,962

Income taxes	41,845	38,692

Net income	74,820	72,270

Less: Net income attributable to the noncontrolling interest	—	(350)

Net income attributable to SEI	$74,820	$71,920

Basic earnings per common share	$0.44	$0.42

Shares used to calculate basic earnings per share	169,306	172,598

Diluted earnings per common share	$0.43	$0.41

Shares used to calculate diluted earnings per share	173,828	176,005

SEI INVESTMENTS COMPANY
BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31,	December 31,
	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$545,552	$578,273
Restricted cash	5,500	5,500
Receivables from regulated investment companies	43,272	39,364
Receivables, net	207,724	186,664
Securities owned	21,153	21,133
Other current assets	19,432	16,166
Total Current Assets	842,633	847,100

Property and equipment, net	121,039	118,995
Capitalized software, net	312,866	312,615
Investments available for sale	81,660	83,323
Trading securities	4,914	4,849
Investment in unconsolidated affiliates	61,756	61,370
Other assets, net	14,113	10,917
Total Assets	$1,438,981	$1,439,169

Liabilities and Equity
Current Liabilities:
Accounts payable	$8,373	$16,235
Accrued liabilities	141,664	188,123
Deferred income taxes, net	1,604	1,653
Deferred revenue	2,078	1,977
Total Current Liabilities	153,719	207,988

Deferred income taxes	71,578	66,572
Other long-term liabilities	9,312	8,607
Total Liabilities	234,609	283,167

Shareholders' Equity:
Common stock	1,691	1,692
Capital in excess of par value	758,645	721,219
Retained earnings	444,022	431,604
Accumulated other comprehensive income, net	14	1,487
Total Shareholders' Equity	1,204,372	1,156,002
Total Liabilities and Shareholders' Equity	$1,438,981	$1,439,169

SEI INVESTMENTS COMPANY
ENDING ASSET BALANCES
(In millions)
(Unaudited)

	Mar. 31,	Jun. 30,	Sept. 30,	Dec 31,	Mar. 31,
	2013	2013	2013	2013	2014
Private Banks:
Equity/Fixed Income programs	$12,446	$12,876	$14,305	$15,472	$16,918
Collective Trust Fund programs	9	10	11	14	14
Liquidity funds	5,143	5,048	5,167	5,685	5,670
Total assets under management	$17,598	$17,934	$19,483	$21,171	$22,602
Client assets under administration	12,970	13,122	14,101	15,272	15,641
Total assets	$30,568	$31,056	$33,584	$36,443	$38,243

Investment Advisors:
Equity/Fixed Income programs	$34,166	$34,447	$36,203	$38,574	$39,981
Collective Trust Fund programs	15	14	14	11	13
Liquidity funds	2,094	2,145	2,779	2,846	2,802
Total assets under management	$36,275	$36,606	$38,996	$41,431	$42,796

Institutional Investors:
Equity/Fixed Income programs	$64,214	$61,927	$64,429	$66,548	$69,194
Collective Trust Fund programs	101	106	107	109	102
Liquidity funds	2,810	2,901	3,125	2,644	2,505
Total assets under management	$67,125	$64,934	$67,661	$69,301	$71,801

Investment Managers:
Equity/Fixed Income programs	$73	$75	$75	$69	$68
Collective Trust Fund programs	17,656	18,197	19,868	22,377	22,633
Liquidity funds	522	542	678	718	782
Total assets under management	$18,251	$18,814	$20,621	$23,164	$23,483
Client assets under administration (A)	275,632	289,807	295,959	311,992	326,735
Total assets	$293,883	$308,621	$316,580	$335,156	$350,218

Investments in New Businesses:
Equity/Fixed Income programs	$552	$572	$594	$619	$632
Liquidity funds	42	29	26	46	49
Total assets under management	$594	$601	$620	$665	$681

LSV Asset Management:
Equity/Fixed Income programs	$64,958	$65,417	$71,149	$76,189	$77,973

Total:
Equity/Fixed Income programs (B)	$176,409	$175,314	$186,755	$197,471	$204,766
Collective Trust Fund programs	17,781	18,327	20,000	22,511	22,762
Liquidity funds	10,611	10,665	11,775	11,939	11,808
Total assets under management	$204,801	$204,306	$218,530	$231,921	$239,336

Client assets under administration (C)	288,602	302,929	310,060	327,264	342,376
Total assets	$493,403	$507,235	$528,590	$559,185	$581,712

(A)
Client assets under administration in the Investment Managers segment include $51.3 billion of assets balances that require limited services and therefore are at fee levels below our normal full service assets (as of March 31, 2014).

(B)	Equity/Fixed Income programs include $4.7 billion of assets invested in various asset allocation funds at March 31, 2014.

(C)	In addition to the numbers presented, SEI also administers an additional $6.2 billion in Funds of Funds assets (as of
March 31, 2014) on which SEI does not earn an administration fee.

SEI INVESTMENTS COMPANY
AVERAGE ASSET BALANCES
(In millions)
(Unaudited)

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.
	2013	2013	2013	2013	2014
Private Banks:
Equity/Fixed Income programs	$19,197	$12,959	$13,696	$14,901	$16,114
Collective Trust Fund programs	11	10	11	11	14
Liquidity funds	5,556	5,093	5,142	5,218	5,757
Total assets under management	$24,764	$18,062	$18,849	$20,130	$21,885
Client assets under administration	12,860	13,183	13,760	14,702	15,366
Total assets	$37,624	$31,245	$32,609	$34,832	$37,251

Investment Advisors:
Equity/Fixed Income programs	$33,189	$34,831	$35,618	$37,520	$39,005
Collective Trust Fund programs	14	14	14	13	13
Liquidity funds	2,085	2,028	2,520	2,785	2,806
Total assets under management	$35,288	$36,873	$38,152	$40,318	$41,824

Institutional Investors:
Equity/Fixed Income programs	$63,642	$63,466	$63,153	$65,750	$67,697
Collective Trust Fund programs	101	105	107	110	103
Liquidity funds	2,960	2,975	3,091	2,720	2,571
Total assets under management	$66,703	$66,546	$66,351	$68,580	$70,371

Investment Managers:
Equity/Fixed Income programs	$68	$75	$76	$75	$68
Collective Trust Fund programs	17,129	18,205	19,259	21,345	22,004
Liquidity funds	511	500	613	592	738
Total assets under management	$17,708	$18,780	$19,948	$22,012	$22,810
Client assets under administration	263,054	286,018	292,627	303,131	320,644
Total assets	$280,762	$304,798	$312,575	$325,143	$343,454

Investments in New Businesses:
Equity/Fixed Income programs	$542	$567	$584	$613	$623
Liquidity funds	38	34	27	33	46
Total assets under management	$580	$601	$611	$646	$669

LSV Asset Management:
Equity/Fixed Income programs	$63,997	$66,781	$69,463	$75,240	$76,306

Total:
Equity/Fixed Income programs (A)	$180,635	$178,679	$182,590	$194,099	$199,813
Collective Trust Fund programs	17,255	18,334	19,391	21,479	22,134
Liquidity funds	11,150	10,630	11,393	11,348	11,918
Total assets under management	$209,040	$207,643	$213,374	$226,926	$233,865

Client assets under administration	275,914	299,201	306,387	317,833	336,010
Total assets	$484,954	$506,844	$519,761	$544,759	$569,875

(A)	Equity/Fixed Income programs in the Private Banks segment for first-quarter 2013 includes $7.0 billion in assets related to SEI Asset Korea, which was sold in first-quarter 2013.